                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                     ------------------------------------


                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)

                     ------------------------------------


                         NATIONAL PROPERTY INVESTORS 4
                           (Name of Subject Company)

                            IPLP ACQUISITION I LLC
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                        INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                     (Cusip Number of Class of Securities)

                     ------------------------------------


                               JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                        INSIGNIA FINANCIAL GROUP, INC.
                          375 PARK AVENUE, SUITE 3401
                           NEW YORK, NEW YORK 10152
                                (212) 750-6070
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   COPY TO:

                              JOHN A. HEALY, ESQ.
                                ROGERS & WELLS
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

                     ------------------------------------


                           CALCULATION OF FILING FEE


-------------------------------------------------------------------------------------------------------------------

Transaction Valuation*:     $2,880,000                                                Amount of Filing Fee: $576.00
-------------------------------------------------------------------------------------------------------------------


*        For purposes of calculating the fee only. This amount assumes the purchase of 16,000 units of limited partnership interest ("Units") of the subject partnership for $180 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

o        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:  Not Applicable                                Filing Party: Not Applicable
         Form or Registration No.:  Not Applicable                              Date Filed:  Not Applicable
-------------------------------------------------------------------------------------------------------------------




----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1 AND 13D/A                                  Page 2
----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        IPLP ACQUISITION I LLC
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                   (a)[ ]


                                                                                                                   (b)[X]

------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                         AF
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        32,459
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        54.1%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO
========================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1 AND 13D/A                                  Page 3
----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES, L.P.
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group


                                                                                                                   (a)[ ]


                                                                                                                   (b)[X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        WC
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        32,459
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        54.1%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        PN
========================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1 AND 13D/A                                  Page 4
----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES TRUST
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                   (a)[ ]

                                                                                                                   (b)[X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        MARYLAND
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        32,459
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        54.1%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO
========================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1 AND 13D/A                                  Page 5
----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA FINANCIAL GROUP, INC.
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                   (a)[ ]

                                                                                                                   (b)[X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        32,459
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        54.1%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        CO
========================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1 AND 13D/A                                  Page 6
----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        ANDREW L. FARKAS
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                   (a)[ ]

                                                                                                                   (b)[X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        UNITED STATES
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        32,459
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        54.1%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        IN
========================================================================================================================

                SCHEDULE 14D-1/AMENDMENT NO. 4 TO SCHEDULE 13D

         This Tender Offer Statement on Schedule 14D-1 (the "Statement") also constitutes Amendment No. 4 to the Statement on Schedule 13D previously filed by Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia"), and Andrew L. Farkas in connection with their beneficial ownership of Units (as defined below). The item numbers and responses thereto set forth below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is National Property Investors 4, a California limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602.

         (b) This Statement relates to an offer by IPLP Acquisition I LLC, a Delaware limited liability company (the "Purchaser"), to purchase up to 16,000 of the outstanding units of limited partnership interest ("Units") of the Partnership at a purchase price of $180 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Unit (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d), (g) This Statement is being filed by the Purchaser, IPLP, IPT and Insignia (collectively, the "Bidders"). The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") and in Schedules II, III and IV to the Offer to Purchase is incorporated herein by reference.

         (e)-(f) During the last five years, none of the Bidders nor, to the best of their knowledge, any of the persons listed in Schedules II, III and IV to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Purchase in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 12 ("Source of Funds") is incorporated herein by reference.

         (b)-(c)   Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(b), (e) The information set forth in the Offer to Purchase under "Introduction" and in Section 8 ("Future Plans of Insignia, IPT and the Purchaser") is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase in Section 8 ("Future Plans of Insignia, IPT and the Purchaser"), in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

         (d) Not applicable.

         (f)-(g) The information set forth in the Offer to Purchase in Section 7 ("Effects of the Offer") is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Offer to Purchase under "Introduction," in Section 7 ("Effects of the Offer"), Section 10 ("Conflicts of Interest and Transactions with Affiliates"), Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") and Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in the Offer to Purchase in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") is incorporated herein by reference. In addition, the following are expressly incorporated in this Statement by reference: (i) the audited financial statements of Insignia set forth at Part I-Item 8 of Insignia's Annual Report on Form 10-K for the year ended December 31, 1996, which is on file with the Commission; and (ii) the unaudited financial statements of Insignia set forth at Part I-Item 1 of Insignia's Quarterly Report on Form 10-Q/A for the period ended June 30, 1997, which is on file with the Commission.

ITEM 10.    ADDITIONAL INFORMATION.

         (a) Not applicable.

         (b)-(d) The information set forth in the Offer to Purchase in Section 15 ("Certain Legal Matters") is incorporated herein by reference.

         (e) None.

         (f) The information set forth in the Offer to Purchase and the related Assignment of Partnership Unit, copies of which are filed as Exhibits
(a)(1) and (a)(2) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)     Offer to Purchase, dated August 28, 1997.

         (a)(2)     Assignment of Partnership Interest and Related
                    Instructions.

 .        (a)(3)     Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.

         (b)        Not applicable.

         (c)        Not applicable.

         (d)        Not applicable.

         (e)        Not applicable.

         (f)        Not applicable.

         (z)(1) Summaries of appraisals referred to in the Offer to Purchase in Section 13 ("Background of the Offer").

         (z)(2) Agreement of Joint Filing, dated August 28, 1997, among the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 28, 1997


                                 IPLP ACQUISITION I LLC


                                 By:  /s/ JEFFREY P. COHEN
                                     --------------------------------------
                                     Jeffrey P. Cohen
                                     Manager



                                 INSIGNIA PROPERTIES, L.P.

                                 By: Insignia Properties Trust,
                                     its General Partner


                                 By:  /s/ JEFFREY P. COHEN
                                     --------------------------------------
                                     Jeffrey P. Cohen
                                     Senior Vice President



                                 INSIGNIA PROPERTIES TRUST


                                 By:  /s/ JEFFREY P. COHEN
                                     --------------------------------------
                                     Jeffrey P. Cohen
                                     Senior Vice President



                                 INSIGNIA FINANCIAL GROUP, INC.


                                 By:  /s/ FRANK M. GARRISON
                                     --------------------------------------
                                     Frank M. Garrison
                                     Executive Managing Director




                                 SOLELY FOR PURPOSES OF, AND INSOFAR
                                 AS THIS FILING CONSTITUTES, AMENDMENT
                                 NO. 4 TO THE STATEMENT ON SCHEDULE
                                 13D



                                  /s/ ANDREW L. FARKAS
                                 ------------------------------------------
                                 ANDREW L. FARKAS

                                 EXHIBIT INDEX




         EXHIBIT NO.                      DESCRIPTION
         -----------                      -----------

         (a)(1)     Offer to Purchase, dated August 28, 1997.

         (a)(2)     Assignment of Partnership Interest and Related
                    Instructions.

         (a)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (z)(1) Summaries of appraisals referred to in the Offer to Purchase in Section 13 ("Background of the Offer").

         (z)(2) Agreement of Joint Filing, dated August August 28, 1997, among the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas.